SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding
                              Company Act of 1935.

                                SCANA Corporation
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

            a. Money pool activity which allows utility and nonutility subsidiaries of SCANA Corporation (SCANA) to contribute and/or borrow funds without resorting to an external provider or creditor.

           b.   Notes

     2. Issue, renewal or guaranty.

            a. Money pool advances

           b.   Issue

     3. Principal amount of each security.

           a. See Schedules I and II

           b. $100 million aggregate principal amount issued by South Carolina Pipeline Corporation (SCPC) $14.75 million aggregate principal amount issued by SCG Pipeline, Inc. (SCG)

     4. Rate of interest per annum of each security.

           a. See Schedules I and II

           b. $100 million bears interest at a fixed rate of 5.44%.
                 $14.75 million bears interest at a variable weighted average rate based on SCANA's cost of capital.

     5. Date of issue, renewal or guaranty of each security.

           a. See Schedules I and II

           b. The Note by SCPC was issued October 1, 2004. The Notes by SCG were issued prior to the third quarter 2004. SCPC's and SCG's Notes were inadvertently not reported previously.



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     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           a. See Schedules I and II

           b. $100 million issued by SCPC, due October 1, 2019 $12 million issued by SCG, due October 31, 2005 $1 million issued by SCG, due November 27, 2005 $1.75 million issued by SCG, due December 30, 2005

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           a. See Schedules I and II

           b. SCANA

     9. Collateral given with each security, if any.

           None

     10. Consideration received for each security.

           Consideration is principal amount.

     11. Application of proceeds of each security.

           General corporate funds for use in the ordinary course of business.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable


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     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                SCANA Corporation


                               By:  s/ James E. Swan, IV
                                    -----------------------------------
                                    James E. Swan, IV
                                    Controller

Dated:   November 22, 2004


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                                                                                                            Schedule I


                                                 Nonutility Money Pool Activity
                                            For the quarter ended September 30, 2004

                                               Aggregate               Aggregate                Aggregate             Aggregate
                                               Borrowings               Receipts              Contributions          Withdrawals
            Company Receiving Advances  During the Period (1) (2)   During the Period      During the Period (2)   During the Period
---------------------------------------------------------------------------------------- -------------------------------------------

ServiceCare, Inc.                                  -                       -                      2,200,000             1,000,000
South Carolina Pipeline Corporation             25,000,000              18,500,000               72,600,000            74,100,000
SCANA Energy Marketing, Inc.                   134,557,630             134,102,530             156,509,590           156,184,590
SCANA Services, Inc.                           105,015,000             100,800,000                  -                     -
SCG Pipeline, Inc.                                     -                     -                     500,000               250,000

(1)  Due on demand
(2) Interest rate at end of quarter: 4.6284%

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                                                                                                                 Schedule II


                                                   Utility Money Pool Activity
                                            For the quarter ended September 30, 2004

                                                    Aggregate               Aggregate            Aggregate            Aggregate
                                                    Borrowings               Receipts          Contributions          Withdrawals
            Company Receiving Advances      During the Period (1) (2)   During the Period  During the Period (2)   During the Period
----------------------------------------- ------------------------------------------------------------------------------------------

South Carolina Generating Company, Inc.                 -                       -                    -                 2,000,000

(1)  Due on demand
(2) Interest rate at end of quarter: 1.88%


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